                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.  Investment Company Act File Number:                                       Date examination completed:
               811-08837                                                          December 14, 2001
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
2.  State Identification Number:
-----------------------------------------------------------------------------------------------------------------
AL                    AK                  AZ                   AR                  CA                  CO
-----------------------------------------------------------------------------------------------------------------
CT                    DE                  DC                   FL                  GA                  HI
-----------------------------------------------------------------------------------------------------------------
ID                    IL                  IN                   IA                  KS                  KY
-----------------------------------------------------------------------------------------------------------------
LA                    ME                  MD                   MA  None            MI                  MN
-----------------------------------------------------------------------------------------------------------------
MS                    MO                  MT                   NE                  NV                  NH
-----------------------------------------------------------------------------------------------------------------
NJ                    NM                  NY                   NC                  ND                  OH
-----------------------------------------------------------------------------------------------------------------
OK                    OR                  PA                   RI                  SC                  SD
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TN                    TX                  UT                   VT                  VA                  WA
-----------------------------------------------------------------------------------------------------------------
WV                    WI                  WY                   PUERTO RICO
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Other (specify):
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3.  Exact name of investment company as specified in registration statement:
    The Select Sector SPDR Trust
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4.  Address of principal executive office:  (number, street, city, state, zip code)
    225 Franklin Street, Boston, MA  02110
-----------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of The Select
Sector SPDR Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about each of the portfolios comprising The Select Sector SPDR Trust (the "Trust" or "Trusts") compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2001. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2001, and with respect to agreement of security purchases and sales, for the period from July 31, 2001 (the date of our last examination), through September 30, 2001:

- Confirmation with the Trust's custodian of all securities of the Trust held in book entry form at the Depositary Trust Company. For such securities, review of all reconciliations of the security positions recorded at the custodian to the positions held in omnibus form for the custodian's accounts at the Depositary Trust Company, observing no unresolved differences.

- Confirmation of all securities purchased/sold but not received/delivered with brokers.

- Reconciliation of confirmation results as to all such securities to the books and records of the Trust and custodian.

- Agreement of nine securities purchases and nine security sales or maturities during the period July 31, 2001 to September 30, 2001 from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2001 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




PricewaterhouseCoopers LLP
Boston, Massachusetts
December 14, 2001

        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Select Sector SPDR Trust (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2001, and from the period July 31, 2001 through September 30, 2001.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001, and from the period July 31, 2001 through September 30, 2001, with respect to securities reflected in the investment accounts of the Trust.


The Select Sector SPDR Trust


By: /s/ Donald A. Gignac
   ------------------------------------------------------
   Donald A. Gignac


   ------------------------------------------------------
   Treasurer

   December 14, 2001
   ------------------------------------------------------
   Date